Exhibit 99.2

                                                                         TSX-V: AVU

                                                                                                          FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                         T: (604) 687-3520                 F: (604) 688-3392

January 30, 2013                                                                                                              NR 01 - 2013

Avrupa reports positive drill results in the Pyrite Belt, Portugal

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Copper and gold intercepts in MBV02

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Mineralization intercepted in four other drill holes

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Phase 3 drilling to begin in early March, 2013

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report the completion of drilling and the receipt of all results related to the Phase 2 exploration program on the Alvalade Joint Venture in the Portuguese Pyrite Belt.  The JV is operated by Avrupa Minerals and fully funded by Antofagasta Minerals, SA.

Avrupa drilled eight holes, totaling 3,491 meters, in the second round of drilling on the Alvalade JV.  The Company drilled 16 holes, totaling 6,757 meters, in two phases of drilling during 2012.  Best results in Phase 2 came from the MBV02 drill hole, a follow-up hole to MBV01, drilled during Phase 1, in the Monte da Bela Vista target area.  Monte da Bela Vista is located approximately two kilometers north of the past-producing Lousal Mine.  The Company drilled MBV02 to 653.1 meters, and intercepted long intervals of probable feeder zone-style, mineralized stockwork quartz veining, often indicative of the presence of a nearby massive sulfide system.

Copper results from MBV02 include:

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45.90 meters (7.30 m to 53.20 m) @ 0.24% Cu, including 8.05 meters (11.80 to 19.85) @ 0.39% Cu and 15.80 meters (23.70 m – 39.50 m) @ 0.44% Cu

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24.15 meters (146.30 m to 170.45 m) @ 0.24% Cu, including 1.50 meters (154.15 to 155.65) @ 1.64% Cu and 7.50 meters (159.60 to 167.10) @ 0.44% Cu

Gold results from MBV02 include:

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23.70 meters (154.15 m to 177.85 m) @ 1.35 ppm Au, including 1.50 meters (154.15 to 155.65) @ 5.11 ppm Au and 7.45 meters (161.75 to 169.20) @ 2.16 ppm Au

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97.50 meters (279.50 m to 377.00 m) @ 0.40 ppm Au, including 7.00 meters (293.00 to 300.00) @ 1.08 ppm Au and 9.50 meters (310.80 to 320.30) @ 2.30 ppm Au

Other base metal results from MBV02 include

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Numerous intervals of > 0.1% Pb and/or Zn

Elevated and anomalous copper, lead, zinc, and gold results also came from drill hole SMS01 in the Santa Margarida da Serra target area, which opens up a fourth belt of potential VMS-hosting volcano-sedimentary rock units.  Further elevated and anomalous copper, lead, and zinc values are present in FAL01, located 2 kilometers south of the Lousal Mine, and CBG01, located approximately 5 kilometers NW of Monte da Bela Vista.  Both holes are located in the mineral belt interpreted as being on the northwest strike projection from Neves Corvo.  Drilling also intercepted anomalous copper, lead, and zinc in CDM01, located approximately 8 kilometers east of the Lousal Mine in the Aljustrel mineral belt.

For further information and a more detailed review of the Alvalade project results, please follow the link to a project update presentation on the Avrupa Minerals website:

http://avrupaminerals.com/_resources/presentations/AJV_presentation_Jan2013_final.pdf

Paul Kuhn, President and CEO of Avrupa Minerals, commented:  “The results of follow-up drilling at Monte da Bela Vista are highly exciting.  The Avrupa team is working with Antofagasta and its consultants to design additional follow-up drilling to test the VMS potential in the Monte da Bela Vista area near the historic Lousal massive sulfide deposit.  We are also encouraged by the presence of mineralization in several other areas in the proximity of Lousal and further north towards the old Caveira Mine.  Our efforts, now, are directed towards planning the Phase 3 drilling program, scheduled for 5,000 meters and start-up in early March.  We will continue our work in the Lousal-Caveira area, particularly at Monte da Bela Vista, but we also have a large number of other target areas to test within the project boundaries.”

Antofagasta Minerals SA (“AMSA”) is the mining division of Antofagasta plc.  Antofagasta plc is listed on the London Stock Exchange and is a constituent of the FTSE-100 Index, with interests also in transport and water distribution.  Currently, AMSA activities are primarily concentrated in Chile where it owns and operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2012 is expected to be approximately 700,000 tonnes of copper, 11,000 tonnes of molybdenum and 280,000 ounces of gold.  AMSA also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia, and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 18 exploration licenses in three European countries, including 12 in Portugal covering 2,775 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Seven licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkali complex of southern Portugal;

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Four licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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